SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 08 June 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


press release

June 8, 2005


                 INNOVENE AND DELTA OIL AGREE TO EXPLORE MAJOR
                    PETROCHEMICAL INVESTMENT IN SAUDI ARABIA

Innovene, BP plc's petrochemicals and refining subsidiary, and Delta International, a leading Saudi-owned independent development company, announced today the signing of a Memorandum of Understanding (MOU) for a major investment in Saudi Arabia's petrochemical sector.

The memorandum marks the beginning of detailed negotiations between Innovene and Delta for the construction of a world-scale cracker and associated derivative capacity in the Kingdom, with sites being explored in Jubail. It is intended that this project, which is expected to cost around $2bn, will form a platform for future long-term growth opportunities.

Innovene and Delta will be equal partners within the joint venture. It is anticipated that, subject to final approvals, an agreement will be signed before the end of the year, with commissioning of the first plants expected in late 2008.

The MOU was signed last night at a ceremony in Riyadh by Ralph Alexander, CEO of Innovene and Mr Badr Al-Aiban, Chairman and CEO of Delta in the presence of His Highness Prince Saud Bin Thunayyan Al-Saud, Chairman of the Royal Commission for Jubail and Yanbu.

Commenting on the joint venture with Delta, Ralph Alexander said: "We see this joint venture as the first chapter in a long and fruitful partnership between Innovene and the Kingdom of Saudi Arabia. It confirms Innovene's position as a truly global petrochemicals player, including Delta on the list of highly respected companies with whom we have partnerships around the world and adding a major Middle East position to our existing portfolio of assets in North America, Asia and Europe."

Badr Al-Aiban commented: "We are delighted to be partnering with Innovene, one of the largest petrochemical companies in the world, and look forward to a successful venture. Delta has a long reputation for its ability to forge highly successful long-term strategic alliances with both major companies and the countries in which we operate. As a Saudi company with domestic and global activities, we are pleased to be able to play such an important part in the continuing development of Saudi Arabia's petrochemicals industry."

Notes to editors:

Innovene

   - Innovene was created as a wholly owned subsidiary of BP on April 1, 2005. BP may sell part of its stake in Innovene by way of an IPO later in 2005, subject to necessary approvals and market conditions.

   - Innovene has more than $15bn of revenues, 15 million tonnes of petrochemical production volumes and $9bn in total assets.

   - Innovene's major manufacturing sites include Grangemouth in Scotland, Lavera in France, Koln in Germany and Lima, Chocolate Bayou and Green Lake in the US. SECCO, the joint venture between Innovene/BP, Sinopec and SPC in Shanghai and the largest petrochemical complex in China to date, became fully operational in March 2005.

   - Innovene manufactures petrochemicals, including olefins (ethylene and propylene) and their derivatives such as polyethylene, polypropylene, acrylonitrile, linear alpha olefins, polyalphaolefins, and solvents. These chemicals are used to make a wide variety of plastic goods, including food and drink containers and wrappings, pipe work, automotive parts and mouldings. Innovene also manufactures gasoline, diesel and other refined products in the Grangemouth and Lavera refineries.

   - The company's global headquarters are located in Chicago.

   - For more information on Innovene, visit www.innovene.com


Delta

   - Delta International, a leading private Saudi-owned independent development company, was founded by its Chairman and Chief Executive Officer, Mr. Badr Al-Aiban in 1978, and its activities have expanded significantly since its inception. Delta is headquartered in Jeddah.


   - Delta played an important role in the conception of the "Contract of the Century"; the formation of the consortium for the supergiant Azeri, Chirag, Gunashli field, offshore Azerbaijan, and during that time identified and participated in a number of other major projects within the Caspian region, Central Asia and the Middle East.


   - Delta's current activities upstream projects are focused primarily on North and West Africa.


   - For more information on Delta, visit www.Delta-oil.com

Further media enquiries:

Ben Moxham,    Innovene,        +44 7989 566560
Robert Wine,   BP Press Office, +44 20 7496 4827

                                      ENDS

                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 08 June 2005                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary